FILED BY WALDENCAST ACQUISITION CORP.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY:  OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC
COMMISSION FILE NUMBER: 001-40207

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Vogue Business: The SPAC: Beauty brands’ favourite new exit?

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Vogue Business: The SPAC: Beauty brands’ favourite new exit?

(C) Getty Images

DANIELA MOROSINI
7 FEBRUARY 2022

You’ve built a flourishing beauty brand and now you want to cash in. What happens next? One option is attracting heightened interest – the SPAC.

Founders and stakeholders looking to cash in on the thriving beauty brands they have built have a new exit option to consider: selling to a special purpose acquisition company, otherwise known as a SPAC.

A SPAC presents an alternative to the usually bifurcated beauty exit path of either a strategic sale to a bigger business or private investment by allowing companies to become publicly listed without undergoing the traditional initial public offering (IPO) process. Also known as a blank cheque company, a SPAC raises capital from institutional investors before looking for public investment via an IPO. It uses these proceeds to acquire a company or perhaps a number of companies.

Once the target companies have been identified, the acquired businesses merge into the SPAC shell and become publicly traded. Typically, a SPAC has a two-year time frame to identify the businesses it’s interested in and to complete the process.

“For particular businesses at the right time in their growth trajectories, selling to a SPAC can be a lucrative exit strategy,” says Marissa Lepor, vice president at investment bank The Sage Group. “As such, SPACs have received a lot of hype in the market, but it’s important to evaluate each opportunity individually.”

Telemedicine wellness company Hims & Hers went public via a $1.6 billion SPAC in 2021, as did beauty health company HydraFacial through a SPAC led by former Allergan CEO Brent Saunders, giving the company an enterprise value of $1.1 billion. In November 2021, scientific skincare line Obagi and cosmetics company Milk Makeup were acquired in a three-way deal by Waldencast Acquisition Company, which valued the combined business at $1.2 billion. Waldencast Acquisition Company is led by CEO and former L’Oréal executive Michel Brousset.

HydraFacial is valued at $1.1 billion.
(C) HydraFacial

Further SPACs in the beauty, wellness and lifestyle sphere have been announced from the likes of serial entrepreneur Katherine Power, who has formed Powered Brands with Greycroft’s Dana Settle. Power also founded and leads the skincare line Versed and the beauty brand Merit.

Why the SPAC is attracting interest

Historically, selling to the likes of L’Oréal or Estee Lauder has been much more popular than an IPO. That’s partly because of the “incredibly high” sums corporations have been willing to pay, says Lauren Leibrandt, head of beauty and wellness investment banking at Baird. “Typically it would be a revenue multiple in the mid to high single digits or even low double digits, which is a very robust valuation.”

Beyond the price, Leibrandt said brand owners have traditionally been attracted to finding a home for their brands within a conglomerate, given the natural synergies and potential for future growth thanks to the infrastructure of the acquiring company.

The IPO process, by contrast, is fraught and difficult. Many companies, spanning all sectors of industry, struggle with the complexity and intensity of the process.

SPACs offer a faster route. While not new, SPACs attracted interest in 2020 from consumer brands as retail and institutional investors looked for more ways to capitalise on the rapid growth of many brands. “Since the beginning of the pandemic, consumer savings rates have increased significantly as people weren’t able to spend on things such as travel and entertainment,” notes David Silverman, a senior director at credit ratings agency Fitch Ratings. “There are now more consumer dollars to be invested, and more platforms and services that will facilitate such investing.”

Beauty companies enjoy a level of personal connection with their customers not shared by other kinds of consumer goods, owing to the intimate and sensorial nature of applying cosmetics and skincare, notes Waldencast’s Brousset.

An optimal SPAC acquisition might mirror the benefits of selling to a bigger player in the beauty sector. Male grooming company Manscaped was acquired by a SPAC, Bright Lights Acquisition Corp, a move that helped connect the brand with celebrities, important for marketing. “We were at a healthy point where many avenues of fundraising were available to us, but we were not able to get connected with virtually anyone in Hollywood, and we felt that would be incredibly valuable to increase media efficiency,” says Paul Tran, founder and CEO.

Male grooming company Manscaped was acquired by Bright Lights Acquisition Corp in November.
(C) Manscaped

Bright Lights Acquisition Corp’s board of directors includes the singer-songwriter Ciara, CEO Mike Mahan, and co-chairmen John Howard and Allen Shapiro who invested in other celebrity-backed start-ups such as the actor Ryan Reynolds’ Aviation Gin and media personality Kim Kardashian’s Skims shapewear. The business combination of Manscaped and Bright Lights Acquisition is expected to be finalised later this year. The company will appear on the Nasdaq under the ticker symbol MANS.

For Waldencast, Brousset says the ultimate goal is to build a “global house of beauty”, founded on his team’s deep knowledge of the market. “There are many beauty brands in the last few years that have entered the market and connected with consumers in a very meaningful way, but they can’t go public on their own because they perhaps lack a certain size or level of financial reporting,” says Brousset. “We can give them that industry-specific knowledge they perhaps would not get with private equity, and also allow them to keep the upside that may be lost to the buyer if they sold to a strategic.” More beauty brand acquisitions are planned by Waldencast.

Where next for SPACs?

The SPAC option will not suit every business founder seeking an exit. “When we consider exit options for brands we work with, we ask whether it is the right time for the business, the founders, and the market?” says The Sage Group’s Lepor. Its notable beauty transactions include the sale of skincare brand Glamglow to Estée Lauder in 2014. “Investors tend to have a herd mentality, and if one SPAC has a hard time, it can make people much more bearish,” notes Lepor.

There’s more to consider. “Being a publicly traded company raises your public profile, and that has positives and negatives,” notes David Silverman of Fitch Ratings. “You’re accountable to more people, but you’re also more visible to consumers.” He adds that the industry is dynamic and rapidly changing – and that the best approach to capital structure may vary from business to business.

The option of a SPAC is simply that – to be carefully weighed up by founders against their long-term plans and goals and their companies’ fiscal health. Lauren Leibrandt notes that a company wishing to become public would generally be expected to have an enterprise value north of $1 billion and earnings before interest, tax, depreciation and amortisation (Ebitda) of close to $100 million – numbers that do not change even if the SPAC route is chosen.

A SPAC that offers genuine specialisation, perhaps matched by a board stacked with hands-on industry veterans, may offer an appealing solution for a beauty brand founder in the 2020s. “There are some SPACs that will choose to hone in on beauty companies and acquire brands across a number of categories such as cosmetics, skincare and wellness,” says Marissa Lepor. “That will allow them to build a portfolio and be the new version of the strategic that’s really focused on newer millennial and Gen Z focussed brands.”

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Waldencast intends to file a registration statement on Form F-4, or other appropriate forms, with the SEC, which will include a document that serves as a prospectus and proxy statement of Waldencast, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form F-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.